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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

                              AMENDMENT NO. 1

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         GLOBAL MOTORSPORT GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                             FREMONT PARTNERS, L.P.
                      FREMONT ACQUISITION COMPANY III, LLC
                                   (BIDDERS)

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   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

           ROBERT JAUNICH II                        MARK WILLIAMSON
         FREMONT PARTNERS, L.P.                       KEVIN BAKER
           50 FREMONT STREET              FREMONT ACQUISITION COMPANY III, LLC
               SUITE 3700                      C/O FREMONT PARTNERS, L.P.
        SAN FRANCISCO, CA 94105                    50 FREMONT STREET
             (415) 284-8500                            SUITE 3700
                                                SAN FRANCISCO, CA 94105
                                                     (415) 284-8500

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:

                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 984-6400

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                                 TENDER OFFER

  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on August 7, 1998, by Fremont Partners, L.P., a Delaware limited partnership ("Parent") and Fremont Acquisition Company III, LLC, a Delaware limited liability company ("Purchaser"), relating to the offer by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), to purchase up to 4,820,000 outstanding shares (the "Shares") of its common stock, par value $.001 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which together constitute the "Offer").

  Capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase and the Statement.

  The last sentence of the first paragraph of the Statement under the heading "TENDER OFFER" is hereby amended by replacing such sentence in its entirety with the following:

    "Each of Parent and Purchaser does not admit that it is a "bidder" for purposes of this Offer and Statement."

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Item 9 is hereby amended by replacing the first and second paragraphs of
Item 9 in their entirety with the following:

    "Fremont Partners. Fremont Partners, and affiliated partnerships, is a private investment fund headquartered in San Francisco, California with committed capital of approximately $605 million, of which approximately $152 million has been invested and approximately $453 million is available to be drawn down. Fremont Partners' financial statements have not been provided because Fremont Partners believes that such financial statements are not material to the decision of a holder of Shares whether or not to tender such Shares into the Company's tender offer. The sole general partner of Fremont Partners is FP Advisors, L.L.C., a Delaware limited liability company ("FP Advisors"). The sole managing member of FP Advisors is Fremont Group, L.L.C., a Delaware limited liability company (including predecessor entities, "Fremont Group"). The sole manager of Fremont Group is Fremont Investors, Inc., a Nevada corporation ("Fremont Investors"). Fremont Partners, FP Advisors, Fremont Group and Fremont Investors are collectively referred to herein as the "Fremont Entities." None of the Fremont Entities is a party to the Merger Agreement or the Stockholder Agreement. The offices of each of the Fremont Entities are located at 50 Fremont Street, Suite 3700, San Francisco, California 94105.

    Each of the Fremont Entities and Purchaser does not admit that it is a "bidder" for purposes of this Offer."

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended and supplemented by adding thereto the following:

    "The Company issued the press release attached hereto as Exhibit (a)(11) on August 11, 1998."

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:

    (a)(11) Press Release issued by the Company on August 11, 1998.

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ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.*

 (a)(1)  Offer to Purchase, dated July 13, 1998, as amended.
 (a)(2)  Letter of Transmittal, dated July 13, 1998.
 (a)(3)  Letter to Clients, dated July 13, 1998, for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 13, 1998.
 (a)(5)  Notice of Guaranteed Delivery, dated July 13, 1998.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release issued by the Company and Fremont Acquisition Company
         III, LLC on June 29, 1998.
 (a)(8) Form of Summary Advertisement, as published in the Wall Street Journal on July 13, 1998.
 (a)(9)  Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated June 28,
         1998 (attached as Annex A to the Offer to Purchase filed as Exhibit
         (a)(1) above).
 (a)(10) Letter to Stockholders, dated July 13, 1998, from Joseph F. Keenan,
         Chairman of the Board of the Company.
 (a)(11) Press Release issued by the Company on August 11, 1998.
 (b)(1)  Commitment letter, dated June 28, 1998, by Bank of America National
         Trust and Savings Association, Bankers Trust Company and BancAmerica
         Robertson Stephens to Fremont Acquisition Company III, LLC.
 (b)(2)  Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and
         BancAmerica Robertson Stephens to Fremont Acquisition Company III,
         LLC.
 (c)(1)  Amended and Restated Agreement and Plan of Merger, dated as of June
         28, 1998, by and among the Company, Fremont Acquisition Company III,
         LLC and GMS Acquisition Corp.
 (c)(2)  Stockholder Agreement, dated as of June 28, 1998, by and among Fremont
         Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
 (c)(3) Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
 (c)(4) Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.
 (d)     None.
 (e)     Not applicable.
 (f)     None.

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 *  Except for Exhibit (a)(11), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on August 7, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 1998

                                       FREMONT ACQUISITION COMPANY III, LLC

                                            /s/ Kevin Baker
                                       By: ___________________________________
                                            Kevin Baker
                                            Vice President and Secretary

                                       4
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 1998

                                       FREMONT PARTNERS, L.P.

                                       By: FP Advisors, L.L.C., its general
                                       partner

                                          By: Fremont Group, L.L.C., its
                                          managing member

                                            By: Fremont Investors, Inc., its
                                            manager

                                                      /s/ R. S. Kopf
                                              By: _____________________________
                                                 Name: R. S. Kopf
                                                 Title:Managing Director,
                                                      General Counsel and
                                                      Secretary

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                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER* DESCRIPTION                                                       PAGE
 ------- -----------                                                       ----
 (a)(1)  Offer to Purchase, dated July 13, 1998, as amended.............
 (a)(2)  Letter of Transmittal, dated July 13, 1998.....................
 (a)(3)  Letter to Clients, dated July 13, 1998, for use by Brokers,
         Dealers, Commercial Banks, Trust Companies and other Nominees..
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and other Nominees, dated July 13, 1998........................
 (a)(5)  Notice of Guaranteed Delivery, dated July 13, 1998.............
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.........................................
 (a)(7)  Press Release issued by the Company and Fremont Acquisition
         Company III, LLC on June 29, 1998..............................
 (a)(8)  Form of Summary Advertisement, as published in the Wall Street
         Journal on July 13, 1998.......................................
 (a)(9)  Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
         June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (a)(1) above).................................
 (a)(10) Letter to Stockholders, dated July 13, 1998, from Joseph F.
         Keenan, Chairman of the Board of the Company...................
 (a)(11) Press Release issued by the Company on August 11, 1998.........
 (b)(1)  Commitment letter, dated June 28, 1998, by Bank of America
         National Trust and Savings Assocition, Bankers Trust Company
         and BancAmerica Robertson Stephens to Fremont Acquisition
         Company III, LLC...............................................
 (b)(2)  Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and
         BancAmerica Robertson Stephens to Fremont Acquisition Company
         III, LLC.......................................................
 (c)(1)  Amended and Restated Agreement and Plan of Merger, dated as of
         June 28, 1998, by and among the Company, Fremont Acquisition
         Company III, LLC, and GMS Acquisition Corp.....................
 (c)(2)  Stockholder Agreement, dated as of June 28, 1998, by and among
         Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto....................
 (c)(3)  Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.......................
 (c)(4)  Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company......

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 *  Except for Exhibit (a)(11), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on August 7, 1998.

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